

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

December 3, 2010

Mr. Xiang Wei
Chief Executive Officer
Wonder International Education and Investment Group Corporation
8040 E. Morgan Trail, #18
Scottsdale, AZ 85258

Re: **Wonder International Education and Investment Group Corporation**
Amendment No. 7 to Registration Statement on Form S-1
Filed on November 26, 2010

File No. 333-163635

Dear Mr. Wei:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment one in our comment letter dated August 31, 2010; however, your offering document still reflect the resale of shares by Eastbridge

shareholders. Revise your entire registration statement to make clear that only the dividend of shares by Eastbridge to its shareholders is being registered on this registration statement.   Please revise, as previously requested, to remove the check mark on the outside front cover of your registration statement indicating that the shares to be offered are to be offered on a delayed or continuous basis under Rule 415. Likewise, revise to remove any remaining references to selling shareholder, including that found on the inside cover page of your registration statement, as well as on pages 1, 2 and 14 of your prospectus summary. Please ensure that you have removed all references to any transaction other than the dividend distribution by Eastbridge on behalf of the company.

The Offering, page 1

2.   We note your response to prior comment 2 in our comment letter dated August 31, 2010, and reissue the comment. Your prospectus continues to incorrectly imply throughout that dividend recipients will be able to freely resell their shares subject to the general conditions of Rule 144 (discussion on page 36). This is incorrect as the Company's previous shell company status renders Rule 144 unavailable for resales until 1 year from the date of the dividend. Please revise throughout.

Risk Factors, page 3

3.   Please advise us what consideration you have given to including risk factor disclosure addressing the possibility that you could be deemed a "resident enterprise" for PRC enterprise purposes under the new EIT Law.

4.   We note your response to prior comment nine in our comment letter dated August 31, 2010. Please revise to remove all remaining references to the proceeds of the offering, such as that found on page 14, where you refer to the sale of the common stock offered through this prospectus by the selling shareholder.

5.   We note your response to prior comment ten in our comment letter dated August 31, 2010, but are unable to determine where you have made the requested revisions. Please advise or revise.

You may experience difficulties in effecting service of legal process, page 9

6.   We note your response to prior comment 1 in our comment letter dated August 31, 2010. Please revise your risk factor to identify PRC counsel that is opining.

<u>Failure to file and pay income taxes in China may hinder the company's ability to conduct business., page 13</u>

7.   Please revise to state your income tax liability as of a date more recent than December 31, 2009.

8.   We note your response to prior comment 21 in our comment letter dated August 31, 2010, and reissue the comment in part. Please advise us what consideration you have given to including risk factor disclosure regarding the possibility that current or former employees or contractors might threaten to contact PRC authorities regarding potential regulatory violations unless the company makes certain payments or provides other benefits to such persons.

<u>Organization Structure of Wonder International Educational & Investment Group, page 20</u>

9.   We note your response to prior comment 3 in our comment letter dated August 31, 2010, and resissue the comment. Please revise to, among other things, include the place of the U.S. Wonder, Eastbridge and the WOFE within your organizational structure, the relationship of the WOFE to the subsidiaries and the holding company, contractual relationships among the various entities, and a delineation between entities operating within China and those existing outside of China. As previously requested, indicate what fees are paid pursuant to the contractual relationships, and the percentage of fees that consist of service fees and other types of fees.

<u>Management's Discussion and Analysis, page 37</u>

<u>Nine-month period ended September 30, 2010 compared with September 30, 2009</u>

10.   Refer to your discussion of revenues and selling and administrative expenses on page 41. Please revise to delete references to two quarters and the first quarter and provide a complete discussion of the nine-month periods.

<u>Directors, Executive Officers, Promoters and Control Persons, page 43</u>

11.   Please revise to identify Eastbridge Investment Group, and its control persons, as promoters, pursuant to Item 401(g) of Regulation S-K. Also, please briefly describe how Eastbridge Investment Group and Mr. Wei came to enter into a business relationship.

Financial Statements

Note 1 Organization and Business

Organization of Company, page F-7

12.   We note that you entered into an agreement on April 26, 2008 to exchange 20 million
       shares of common stock for all of the equity interests of Anhui Wonder Education &
       Investment Management Corporation (China Wonder). Please expand the disclosure
       to state the date on which the 20 million shares were issued. If the shares have not
       yet been issued, tell us how you evaluated whether the related agreements entered
       into at that time were valid and enforceable. It appears that these agreements, which
       are the basis for the presentation of consolidated financial statements, may be related
       to the issuance of your common stock.   If the shares to be issued to Mr. Xie are
       consideration for entering into the agreements and the shares have not been issued to
       date, consolidation is not appropriate and you should revise the Form S-1 to include
       audited financial statement of the registrant without consolidating the operations of
       China Wonder and include the audited financial statements of China Wonder as
       required pursuant to Rule 3-05 of Regulation S-X.

13.   We note in the fourth paragraph on page F-7 that the equity ownerships of China
       Wonder and the seven operating companies were disclaimed by the Company on
       November 3, 2010 in conjunction with the revised agreements. We also note in the
       revised agreements filed as Exhibits 10.11 through 10.15, that the only consideration
       for these agreements was $1,000. Please expand the disclosure to explain the basis
       for your obligation to issue the share certificates to Mr. Xie in light of the revised
       agreements and your response to comment 23 in our letter dated August 31, 2010
       stating that the share certificates have not yet been issued.

Note 2 – Summary of Significant Accounting Policies, page F-8

14.   We note your response to prior comment 25 in our comment letter dated August 31,
       2010. Since you state that currency restrictions no longer exist, please revise your
       disclosure of Concentrations of Credit Risk on page F-8 accordingly.

Exhibit 5.2, Legal Opinion of the Law Office of Anhui Antai Da Mei Hua

15.   We are uncertain to whom counsel's opinion is addressed. Please clarify the final
       sentence to indicate that shareholders receiving shares in the spin-off are entitled to
       rely upon counsel's opinion.

16.   We note counsel's opinion at Number 12 that "all dividends and other distributions
       declared and payable on the US Wonder equity interests in Wonder WOFE in
       Renminbi may under the current laws and regulations of the PRC be payable in

foreign currency and may be freely transferred out of the PRC." Please advise us what consideration you have given to including additional or expanded risk factor disclosure at page 10 to the effect that such dividends may, under Chinese law, be paid only out of accumulated after-tax profits, as determined in accord with Chinese accounting standards and regulations.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Christopher Dieterich, Esq.
        By facsimile, 310-312-6680